 The Fund held annual meeting of shareholders on July 14, 2009.

 Common/Preferred shareholders voted as indicated below:

Withheld

Affirmative
Authority

 Convertible & Income

 Re-election of Paul Belica -  Class III to serve until 2012
64,895,145
2,608,849

 Re-election of John C. Maney** -  Class III to serve until 2012
64,950,714
2,553,280

 Election of Diana L. Taylor*† -  Class II to serve until 2011
10,761
312

 Messrs. Hans W. Kertess, James A. Jacobson***, William B.Ogen, IV and R. Peter Sullivan, III continue to serve as Trustees of the Convertible & Income Fund.

 * Preferred Shares Trustee.

 ** John C. Maney is an Interested Trustee of the Fund.  ***Mr. Jacobson joined the Board of Trustees on December 14, 2009.

 † Resigned from the Board of Trustees on September 10, 2009.          Mr. Robert E. Connor* served as Trustee of the Fund until his death on April 8, 2010.